

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2009

<u>Via Facsimile and U.S. Mail</u>

Paul J. van der Wansem
President, Chief Executive Officer and Chairman of the Board of Directors
BTU International, Inc.
23 Esquire Road
North Billerica, Massachusetts 01862-2596

> **Re: BTU International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the fiscal quarter ended June 28, 2009**
> **Filed August 7, 2009**
> **File No. 000-17297**

Dear Mr. van der Wansem:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and do not, at this time, have any further comments.

Sincerely,

Mary Beth Breslin
Senior Attorney